SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 July 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

July 1, 2008

BP BUYS WHITING CLEAN ENERGY POWER PLANT IN INDIANA

Plant provides reliable source of steam to refinery

BP Alternative Energy today announced that it has acquired the Whiting Clean Energy facility, a 525 megawatt (MW) natural-gas fired combined-cycle cogeneration power plant located in Whiting, Indiana, USA. The plant was acquired for $210 million from NiSource Inc., a Fortune 500 company engaged in natural gas transmission, storage and distribution, as well as electric generation, transmission and distribution.

The Whiting Clean Energy facility provides an efficient and consistent source of steam for BP’s Whiting refinery. The acquisition also offers BP the opportunity to sell lower-carbon power into the local power market.

“BP’s purchase of the Whiting Clean Energy facility will enhance the efficiency of our Whiting refinery and serve as a reliable source of energy for the Midwest,” said Bob Malone, BP America president and chairman.

BP has received all necessary approvals from regulatory authorities including consents from FERC and the Federal Trade Commission and has taken over the day-to-day operational control of the plant. No staff reductions are expected as a result of the acquisition.

BP purchased Whiting Clean Energy after exercising its right of first refusal with NiSource. The investment is consistent with BP’s strategy of owning cogeneration projects that enhance energy efficiency and minimize the company’s global emissions.

Notes to editors:

  BP America is the largest producer of oil and gas in the United States and one of the nation's largest energy investors.
  BP Alternative Energy, launched in November 2005, combines all of BP's interests in low and zero-carbon energy including wind, solar, hydrogen power with carbon capture and storage, natural gas-fired power generation, biofuels for low carbon transport and distributed energy for emerging markets.
  BP Alternative Energy is one of the leading wind developers in the US and has portfolios in Europe, Asia & Latin America. BP's US wind portfolio includes the opportunity to develop almost 100 projects with a potential total generating capacity of 15,000 MW. For more information about BP Alternative Energy, visit: www.bpalternativenergy.com

Media enquiries:

BP Press Office: +1 630 821 3212

— ENDS —

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated:    01 July 2008                                                                                                                                                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary